Exhibit 99.1 Press release

WiLAN Subsidiary Reaches Agreement to License and Sell Patents to TSMC

OTTAWA, Canada – April 1, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced the Company has entered into a patent license and patent acquisition agreement with Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”), the world’s top ‘pure play’ foundry.  The agreement grants TSMC rights under certain Polaris and other WiLAN patents related to semiconductor process technology for TSMC’s foundry services. In addition to taking a license, both parties also agreed that WiLAN will transfer to TSMC up to 400 patents or applications based on a mutually agreed selection process in a variety of technology areas that will not affect any of WiLAN’s ongoing licensing activities.

"We are very pleased with the progress of the Polaris Program, the portfolio we acquired from Infineon last May,” said Jim Skippen, WiLAN President and CEO.  “We have seen several companies engaging to discuss a license under this portfolio. Already we have concluded three important licenses to the portfolio since we acquired it and we believe it has the potential to continue to generate significant licensing activity in the future.”

The consideration to be paid to WiLAN and all other terms of the license agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

www.wilan.com                              © copyright Wi-LAN 20152